Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended
	June 30,	July 1,
	2007	2006
Income before taxes	$3,402	$3,127

Adjustments:
Add fixed charges	59	74
Subtract interest capitalized	(24)	(32)

Income before taxes and fixed charges	$3,437	$3,169

Fixed charges:
Interest[1]	$7	$14
Capitalized interest	24	32
Estimated interest component of rental expense	28	28

Total	$59	$74

Ratio of earnings before taxes and fixed charges, to fixed charges	58	43

[1] Interest within provision for taxes on the consolidated condensed statements of income is not included.